MAGNEGAS CORPORATION

11885 44TH STREET NORTH

CLEARWATER, FL 33762

August 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-1 (Registration No. 333-219138)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MagneGas Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-219138), together with all exhibits thereto, filed on June 30, 2017 (the “Form S-1 Registration Statement”).

The Company is seeking withdrawal of the Form S-1 Registration Statement because the Company filed a Registration Statement on Form S-3 (File No. 333-219175) on July 6, 2017 which the Company expects to amend to include the same securities that were proposed to be registered under the Form S-1 Registration Statement.

The Company confirms that the Form S-1 Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Form S-1 Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact the undersigned at (509) 953-3059.

Sincerely,

/s/ Tyler B. Wilson

Tyler B. Wilson, Esq.
General Counsel, MagneGas Corporation